                                                                EXHIBIT 12.1


              RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
             COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

         The following table sets forth the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for Fruit of the Loom, Inc. (the "Company") and its consolidated subsidiaries for the periods indicated.


                                                     Nine months
                                                        ended
                                                      September                   Year ended December 31,
                                                         30,
                                                                 -------------------------------------------------------------
                                                         1997       1996        1995           1994         1993       1992
                                                      ---------  ---------   ---------      ---------     ---------  ---------
Ratio of earnings to fixed charges (1)                   1.3x       2.5x         *             2.2x         5.3x         4.4x
Ratio of earnings to combined fixed charges and
     preferred stock dividends (2)                       1.3x       2.5x         *             2.2x         5.3x         4.4x


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 *    Earnings were insufficient to cover fixed charges for the year ended
      December 31, 1995 by $247.2

(1) The ratio of earnings to fixed charges is calculated by dividing (i) fixed charges plus pretax earnings from continuing operations by (ii) fixed charges. Fixed charges consist of interest expense, the interest component of rent expense, amortization of deferred financing costs and guarantor debt charges. Guarantor debt charges are the estimated interest related to the Company's evaluation of its exposure under its guarantee of debt incurred by Acme Boot Company, Inc., and affiliate of the Company. Approximately $0.6 million and $2.3 million of guarantor debt charges are included in fixed charges for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively.

(2) The ratio of earnings to combined fixed charges and preferred stock dividends is calculated by dividing (i) fixed charges plus pretax earnings from continuing operations by (ii) fixed charges plus preferred stock dividends. The Company had no shares of preferred stock outstanding, and no dividends were declared or paid, during any of the periods indicated.